UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2014 RESULTS AND BUSINESS UPDATES

Seoul, South Korea — November 18, 2014 — GRAVITY Co., Ltd. (NasdaqGM: GRVY)  (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2014, prepared in accordance with generally accepted accounting principles in the United States.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2014

Revenues for the third quarter ended September 30, 2014 was KRW 9,545 million (US$ 8,895 thousand), representing a 6.9% decrease from KRW 10,248 million for the second quarter ended June 30, 2014 (“QoQ”) and a 25.5% decrease from KRW 12,807 million for the third quarter ended September 30, 2013 (“YoY”).

Review of Financial Results

Revenues

Royalty and license fee revenues for the third quarter of 2014 were KRW 3,221 million (US$ 3,002 thousand), representing a 5.3% decrease QoQ from KRW 3,402 million and a 31.6% decrease YoY from KRW 4,708 million. The decrease QoQ was primarily due to termination of the license and distribution service agreement for Dragonica in Singapore and Malaysia. The decrease YoY resulted mainly from decreased revenues from Ragnarok Online in Japan and China.

Subscription revenues for the third quarter of 2014 were KRW 2,161 million (US$ 2,014 thousand), representing a 35.9% increase QoQ from KRW 1,589 million and a 13.9% decrease YoY from KRW 2,511 million. The increase QoQ was mainly attributable to an increase in revenues from Ragnarok Online II in Taiwan which was launched in June 2014. The decrease YoY was largely due to decreased revenues from Ragnarok Online II in the United States and Canada.

Mobile game and application revenues were KRW 3,296 million (US$ 3,071 thousand) for the third quarter of 2014, representing a 20.0% decrease QoQ from KRW 4,120 million and a 32.5% decrease YoY from KRW 4,882 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok Online — Uprising: Valkyrie. The decrease YoY was mainly driven by decreased revenues from mobile game operation service and mobile applications for a third party.

Character merchandising and other revenues were KRW 867 million (US$ 808 thousand) for the third quarter 2104, representing a 23.7% decrease QoQ from KRW 1,137 million and a 23.0% increase YoY from KRW 706 million.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 7,808 million (US$ 7,276 thousand) for the third quarter of 2014, representing a 12.1% decrease QoQ from KRW 8,882 million and a 14.4% decrease YoY from KRW 9,118 million. The decrease QoQ was mostly from decreased salaries and outsourcing fee. The decrease YoY was mainly attributable to decrease in amortization on intangible assets and salaries.

Operating expenses were KRW 4,644 million (US$ 4,328 thousand) for the third quarter of 2014, representing a 14.1% increase QoQ from KRW 4,069 million and a 7.2% decrease YoY from KRW 5,006 million. The increase QoQ was mainly due to increased advertising expenses. The decrease YoY was mostly resulted from decreased salaries and commission paid.

Loss before income tax expenses and others was KRW 2,676 million (US$ 2,494 thousand) for the third quarter of 2014 compared with loss before income tax expenses and others of KRW 2,665 million for the second quarter of 2014 and loss before income tax expenses and others of KRW 1,427 million for the third quarter of 2013.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 3,035 million (US$ 2,829 thousand) for the third quarter of 2014 compared with a net loss attributable to parent company of KRW 3,031 million for the second quarter of 2014 and a net loss attributable to parent company of KRW 1,804 million for the third quarter of 2013.

The balance of cash and cash equivalents and short-term financial instruments was KRW 42,243 million (US$ 39,367 thousand) as of September 30, 2014.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,073.07 to US$ 1.00, the noon buying rate in effect on October 31, 2014 as quoted by the Federal Reserve Bank of New York.

BUSINESS UPDATES

• Rescue Quest to be launched in winter 2014-15

The Company is preparing an international launching of a new mobile game, Rescue Quest. The Company signed license agreements with the developer, Boomzap Inc., in July, September and October of 2014. The agreements entitled the Company to localize and publish Rescue Quest in Korea, Japan, China and 12 other Asian countries.

Rescue Quest is a match-3 adventure game for mobile devices with emphasis on social network integration. The company is currently preparing the international service of the game by translation into local languages and integration with local social network services.

The launching of Rescue Quest in Korea, in its local name as Mabeob Puzzle Island, is expected to begin in December 2014 or in early 2015 through KakaoTalk. KakaoTalk, a messaging application with 37 million Korean users, is to provide its social gaming platform for the new mobile game.

Also, the Company is planning to begin successive launchings of Rescue Quest in other Asian countries in the first quarter of 2015, but the schedule varies among countries.

• Business Overview

The Company is continually offering 5 online games worldwide, including its main products Ragnarok Online offered in 60 different countries and markets. The Company has reduced its salary expenses through restructuring and is discontinuing services in the areas with less than expected results, which is to stabilize its online game business.

In the meantime, The Company plans to add new mobiles games and other service areas to its business portfolio. The Company is developing multiple new mobile games in-house and seeking opportunities to publish games developed by third parties for global publishing.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2013 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Ji Hee Kim
IR Manager
Gravity Co., Ltd.
Email: jihee521@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-13		30-Sep-14
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	31,222	29,096	25,243	23,524
Short-term financial instruments	18,000	16,774	17,000	15,843
Accounts receivable, net	5,333	4,970	4,093	3,814
Other current assets	4,096	3,817	4,106	3,826
Total current assets	58,651	54,657	50,442	47,007

Property and equipment, net	2,315	2,158	1,342	1,251
Leasehold and other deposits	5,569	5,190	5,548	5,170
Intangible assets	13,919	12,971	10,970	10,223
Other non-current assets	7,311	6,813	7,329	6,830
Total assets	87,765	81,789	75,631	70,481

Liabilities and Equity
Current liabilities:
Accounts payable	4,374	4,076	2,579	2,403
Deferred revenue	5,782	5,388	6,012	5,603
Other current liabilities	1,244	1,160	1,277	1,190
Total current liabilities	11,400	10,624	9,868	9,196
Long-term deferred revenue	6,875	6,407	5,535	5,158
Accrued severance benefits	263	245	123	115
Other non-current liabilities	227	211	132	123
Total liabilities	18,765	17,487	15,658	14,592
Common shares	3,474	3,237	3,474	3,237
Additional paid-in capital	75,076	69,964	63,656	59,322
Retained earnings	(10,889)	(10,147)	(8,505)	(7,926)
Accumulated other comprehensive income	1,674	1,560	1,633	1,522
Total parent company shareholders’ equity	69,335	64,614	60,258	56,155
Non-controlling interest	(335)	(312)	(285)	(266)
Total equity	69,000	64,302	59,973	55,889
Total liabilities and equity	87,765	81,789	75,631	70,481

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,073.07 to US$ 1.00, the noon buying rate in effect on October 31, 2014 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-14	30-Sep-13	30-Sep-14		30-Sep-13	30-Sep-14
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	1,589	2,511	2,161	2,014	7,295	5,640	5,256
Online games-royalties and license fees	3,402	4,708	3,221	3,002	16,905	10,198	9,504
Mobile games and applications	4,120	4,882	3,296	3,071	10,765	11,733	10,934
Character merchandising and other revenue	1,137	706	867	808	2,426	2,989	2,785
Total net revenue	10,248	12,807	9,545	8,895	37,391	30,560	28,479

Cost of revenue	8,882	9,118	7,808	7,276	24,954	26,157	24,376

Gross profit	1,366	3,689	1,737	1,619	12,437	4,403	4,103
Operating expenses:
Selling, general and administrative	3,091	3,868	3,366	3,137	12,787	9,823	9,154
Research and development	978	1,138	1,278	1,191	4,591	3,068	2,859
Impairment loss on intangible assets	—	—	—	—	734	—	—
Total operating expenses	4,069	5,006	4,644	4,328	18,112	12,891	12,013

Operating loss	(2,703)	(1,317)	(2,907)	(2,709)	(5,675)	(8,488)	(7,910)

Other income (expenses)
Interest income	276	320	259	241	1,035	817	761
Interest expense	(4)	(12)	(2)	(2)	(37)	(9)	(8)
Foreign currency income (loss), net	(234)	(418	(26)	(24)	(128)	(164)	(153)
Others, net	—	—	—	—	1,225	—	—
Loss before income tax expenses and equity loss on investments	(2,665)	(1,427)	(2,676)	(2,494)	(3,580)	(7,844)	(7,310)

Income tax expenses	359	479	371	346	2,074	1,140	1,062

Loss before equity loss on investments	(3,024)	(1,906)	(3,047)	(2,840)	(5,654)	(8,984)	(8,372)

Equity loss on investments, net	—	—	—	—	(23)	—	—
Net loss	(3,024)	(1,906)	(3,047)	(2,840)	(5,677)	(8,984)	(8,372)
Net loss attributable to:
Non-controlling interest	7	(102)	(12)	(11)	(627)	51	48
Parent company	(3,031)	(1,804)	(3,035)	(2,829)	(5,050)	(9,035)	(8,420)
Loss per share
- Basic and diluted	(436)	(260)	(437)	(0.41)	(727)	(1,300)	(1.21)
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Loss per ADS(1)
- Basic and diluted	(109)	(65)	(109)	(0.10)	(182)	(325)	(0.30)

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,073.07 to US$ 1.00, the noon buying rate in effect on October 31, 2014 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one-fourth of a common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 18, 2014